Exhibit 12.1
ENCORE ACQUISITION COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended December 31,		Year ended December,
	2006	2005	2006	2005
Pretax earnings	$14,116	$58,086	$147,804	$157,373
Adjustments:
Add fixed charges:
Interest expense	11,365	10,384	45,131	34,055
Interest capitalized	—	—	—	—
Rental expense attributable to interest	132	109	690	452

Total fixed charges	11,497	10,493	45,821	34,507

Adjusted earnings	$25,613	$68,579	$193,625	$191,880

Ratio of earnings to fixed charges	2.2	6.5	4.2	5.6